FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

September 29, 2008

Item 3: News Release:

A news release dated and issued on September 29, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

$10 Million Exploration Update from CanAlaska’s AGM

Item 5: Full Description of Material Change:

Vancouver, Canada, Sept 29th, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”), at its recent Annual General meeting, received strong support for the re-appointment of the Company’s nominated Officers and Directors: President and Director Peter Dasler, Directors, Ambassador Thomas Graham Jr., Emil Fung, VP Corporate Development, Hubert Marleau, Jean Luc Roy,  and Victor Fern, (see website http://www.canalaska.com/s/AboutUs.asp?ReportID=31282 for director profiles).

Shareholders were also presented with a review of the current exploration carried out by the Company during the first three quarters of 2008.  The Company undertook over $10 million of exploration in this period, $6 million of which was financed through joint venture partnerships.  Utilizing its highly experienced exploration staff CanAlaska was able to advance its efforts towards discovery of uranium deposits across the entire Athabasca Basin. Over 10,000 man-days of work has been carried out by our crews and contractors in 2008.  The most active summer projects are detailed below:

Fond du Lac Project:

Airborne EM and magnetometer surveys, previously performed over the Fond du Lac Reserve, were followed up this summer with surface drilling.  The detailed results from partial assays were released on Sept 15, 2008 (see news release),but assuming zero values for several non-assayed intervals, the following are minimum values returned, over drillhole interval (true width is not known at this stage):

Hole Number	From (Metres)	To (metres)	Length (metres)	Percent U3O8	pounds/short ton U3O8
FCL 002	16.80	47.36	25.21	0.077%	1.54 lb/ton
FCL 003	18.10	44.93	26.83	0.123%	2.46 lb/ton

Poplar Project:

Extensive seismic surveys on the lake covered portion of the property, along with lake bottom sediment sampling and the earlier detailed high resolution airborne EM-magnetometer survey, have provided detailed information for resolution of the main structural features and sandstone irregularities.  Surface prospecting and sampling have provided strong evidence of zones of uranium mineralization on the project. Following consultation with partner Mega Uranium, further exploration of identified targets is planned.

Black Lake Project:

Prospecting work and sampling on the Black Lake Reserve concluded in the past week, and samples have now been shipped for laboratory analyses.  A ground geophysical program is currently being co-ordinated to further define the zones of interest from the summer work on the main airborne targets.  There is known uranium mineralization, reported by other explorers, in new discoveries, within metres of the Reserve boundary, as well as historical uranium mines on Reserve land.  Geophysical results will be used to refine targets, which are expected to lie at shallow depths.  The Athabasca unconformity goes from surface to a maximum depth of approx 250 metres across the Reserve lands.

Cree East Project:

Two drill programs, starting this past winter, and carrying-on into August and September, have intersected major zones of clay alteration and mineralization generally associated with the unconformity–style mineralization in the Athabasca.  Current drill samples are undergoing analyses, and will be available over the coming months.  During the next month, the Company is compiling information for a further extensive drill program commencing in early 2009. The joint venture budget for Winter 2009 exploration will be confirmed with the Korean Consortium partners by the end of this year.

West McArthur Project:

In 2007, the Company carried out drilling on three significant zones located within the project area.  The encouragement from trace uranium stringer mineralization associated with clay alteration, fracturing and silicification, prompted a detailed review.  New geophysical fieldwork was performed during winter 2008 in order to pinpoint targets.  The extensive data collected from these surveys has provided the Company strong support to propose extensive drill programs for the 2009 year, investigating targets zones near existing drill holes as well as newly-identified targets.  Confirmation of exploration budgets for Winter, 2009 drilling is expected by December, 2008.

Emil Fung, Vice President – Corporate Development, summarized the results from the Company’s summer exploration as a launching pad for more aggressive exploration in the upcoming winter season. “There is now a genuine sense of excitement between ourselves and our strategic exploration partners that we are on the cusp of making significant discovery breakthroughs.  Despite the worsening financial market environment, CanAlaska stands in a highly-privileged position by virtue of being able to pursue continuing exploration with solid financial backing from motivated strategic partners.”

In other business of the annual general meeting, disinterested shareholders approved a resolution to increase the number of shares issuable under the Company’s Stock Option Plan to a maximum of 27,500,000.

Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in nineteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$45 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 29th day of September 2008.